Exhibit 99.2

Q1 2009 Results

June 1st, 2009

Celulosa Arauco y Constitución S.A. in brief

Arauco is a group of industrial, forestry and commercial companies owned by the Chilean corporation Celulosa Arauco y Constitución S.A.

In Chile, Arauco owns the country’s largest area of forest plantations, consisting mostly of radiata pine and eucalyptus. The company also owns forest plantations in Argentina, Brazil and Uruguay.

Arauco has an annual production capacity of 3.04 million tonnes of Kraft pulp, 2.6 million m3 of wood panels, 2.9 million m3 of sawn timber and 463 thousand m3 of remanufactured wood products.

The company’s wide international reach is the result of sustained industrial growth and a significant increase in its product lines which have been the hallmark of Arauco’s growth in recent years.

Transition to International Financial Reporting Standards (IFRS):

Following regulations issued by the Chilean Securities and Exchange Commission, Arauco changed its accounting standards to IFRS on January 1st, 2009. As our first report under IFRS, for comparability purposes we will be disclosing only the periods available under IFRS, when applicable.

KEY FIGURES

US$ Million	Q1 2008	Q4 2008	Q1 2009	Q1/09 vs Q1/08	Q1/09 vs Q4/08
Sales*	961	749	660	-31,3%	-11,9%
Cost of Sales	-544	—	-482	-11,3%	—
Gross Margin	418	—	178	-57,4%	—
EBIT(1)	244	—	40	-83,7%	—
EBITDA (2)	348	—	126	-63,6%	—
Net income	187	—	14	-92,7%	—
CAPEX*	107	137	97	-9,5%	-29,5%
Net Financial Debt	—	2.485	2.506	—	0,9%
Capitalization (3)	—	8.641	8.866	—	2,6%
EBITDA Margin	36,2%	—	19,1%	—	—
ROCE	—	—	1,4%	—	—

Sales Q4 2008 and CAPEX Q4 2008 under Chilean GAAP for comparison purposes

(1)	EBIT= gross margin – marketing costs –distribution costs – administration expenses
(2)	EBITDA = EBIT + Depreciation + Stumpage
(3)	Capitalization = Financial Debt + Equity

Conference Call June 5th, 2009, at 11:00 am Eastern Time (New York)/ 11:00 am Santiago Time Please dial: +1 (973) 935-8893 Conference ID: 12321704

Summary of First Quarter 2009 Results

2 Summary	3 Consolidated Income Statement Analysis	7 Consolidated Balance Sheet Analysis	8 Key Ratios	9 First Quarter Events	10 Financial Statements

Interim Review Q109 Results	June 1st, 2009

Q1 2009 vs. Q1 2008 review:

•

Arauco’s consolidated sales reached U.S. $660 million during the first quarter of 2009, a decrease of 31% over the U.S. $961 million obtained in the first quarter of 2008. This decrease in consolidated sales is explained mainly by lower sales in all our product’s lines due to worse market conditions.

•

During the first quarter of 2009, consolidated EBITDA reached U.S. $126 million, a decrease of 64% compared to the U.S. $342 million EBITDA reached during the same period of 2008. This decrease was due mainly to a lower EBITDA from the Pulp and Panel’s Divisions.

•

Arauco’s net consolidated income for the first quarter of 2009 reached U.S. $14 million, a decrease of 93% compared to the U.S. $187 million obtained in the first quarter of the previous year. This decrease is the result of a lower operating income together with higher foreign exchange losses.

•

Capital expenditures during the first quarter of 2009 reached U.S. $97 million, a 9.5% decrease compared to the U.S. $107 million expended during the first quarter of 2008. The lower Capex when compared to the first quarter of 2008 is the result of a decrease in the Panels Division’s Capex as compared to the level of investments done in the first quarter of 2008.

Interim Review Q109 Results	June 1st, 2009

CONSOLIDATED INCOME STATEMENT ANALYSIS

Arauco Quarterly Sales (U.S.$ million)	Q1/08	Q2/08*	Q3/08*	Q4/08*	Q1/09
Pulp Division	443	526	480	344	339
Sawn Timber Division	183	192	192	143	100
Panels Division	234	250	240	208	175
Forestry Division	31	18	30	24	15
Other	71	18	33	31	31

Total	961	1.004	975	749	660

*	Quarter under Chilean GAAP

Arauco Revenue Summary, Q1 2008 – Q1 2009

Arauco’s consolidated sales for the first quarter of 2009 reached U.S. $660 million, a decrease of 31.3% over the U.S. $961 million obtained in the first quarter of 2008 (Figure 1). The decline in consolidated sales is explained mainly by lower sales in all our product’s lines. The pulp sales dropped by U.S. $103 million, sawn timber sales decline by U.S. $83 million and panels sales dropped by U.S. $59 million.

Compared to the U.S. $749 million obtained in the fourth quarter of 2008, consolidated sales were 11.9% lower during the first quarter of 2009, mainly due to lower sales of sawn timber and panels, in that order (Figure 2).

The breakdown of sales by product for the first quarter of 2009 is presented in Figure 3.

Division Sales

Pulp Division Sales

Pulp sales reached U.S. $339 million during the first quarter of 2009, a 23.3% decrease compared to the same quarter of the previous year.

This decrease is mainly explained by lower average prices of 35.2%, partially offset by higher sales volume of 18.3%.

The international crisis has continued to impact over the world paper market, especially in Europe and North America. After a strong price decline suffered during last quarter of 2008, the first quarter of 2009 has continued with a decrease in pulp prices but at a lower rate. Towards the end of first quarter of 2009 some markets have started to show a slight recovery in pulp prices, especially in Asia.

Consumption volume has also dropped due to an important fall in paper production. However, at the price levels experienced during this first quarter the less competitive pulp producers have restricted supply, contributing to a better balance of demand and supply in some markets. This has helped to decrease stock levels in approximately 12% during the period.

A more challenging scenario is facing the European market, with no obvious signs of recovery in the paper industry. On the contrary, important adjustments in terms of paper plant closings are still expected to occur, with the consequent lower demand for pulp in these markets. A priority objective for this quarter has been to reduce inventory levels in Europe, which demanded a series of logistic changes that began during March. A fall in Arauco’s inventories in Europe should be seen during second half of 2009.

Interim Review Q109 Results	June 1st, 2009

For the next months we expect some signs of market stability and even recovery in prices and demand, especially in Asia and in particular China and Korea. We expect an increase in prices in Asia during the second quarter along with higher sales volumes in these markets. This higher demand for pulp and a possible reduction in inventory levels in Europe will allow us to reduce our total inventories compared to beginning of year 2009, situating us to average historic levels. We estimate the North American and European markets will continue with a reduced demand, especially as we get closer to the Northern Hemisphere summer which is commonly a period of lower activity in the paper industry.

Our cost-cutting program initiated the last quarter of 2008, along with our plants operating at full capacity, has been key to mitigate the effects of this difficult first quarter.

Sawn Timber Division Sales

During the first quarter of 2009 sales of sawn timber and remanufactured wood products reached U.S. $100 million, a decrease of 45.5% when compared to the same period of 2008. This negative effect was due mainly to a decrease in sales volume of 38.4%, followed by lower average prices of 11.5%.

Compared to the U.S. $143 million sold during the fourth quarter of 2008, sawn timber sales decreased by 30.1%. This decrease was mainly due to lower average prices and sales volume of 10.1% and 22.2% respectively.

The US Housing industry continued its declining trend during the first quarter of 2009. Homebuilding is still dropping, reaching levels of near 500,000 houses per year by March, compared negatively to 2 million of housing starts two years ago. Current construction levels are the lowest in the last 50 years. This is affecting negatively sales volumes of moldings and wood products compared to the first quarter of last year. Prices of moldings and wood products in the US continued its downward trend during the first quarter of 2009.

During the first quarter of this year we experienced a lower demand of forestry products in all of the markets we serve. As a consequence, our sales prices for wood products have also declined. Forestry products in general have reached historical low prices, and as a consequence many sawmill and remanufacturing plants have suffered temporary or permanent closures around the world.

Panels Division Sales

During the first quarter of 2009, sales of panels reached U.S. $175 million, experimenting a decrease of 25.2% compared to the first quarter of 2008. This decrease in sales is mainly due to lower sales volume and prices of 15.2% and 11.8% respectively.

Panels sales decreased by 16.0% in the first quarter of this year when compared to the U.S. $208 million obtained in the fourth quarter of 2008. This decrease is mainly explained by lower sales volume of 3.5% and lower average prices of 12.9%.

Interim Review Q109 Results	June 1st, 2009

Starting year 2009, our plywood sales have continued its downward trend both in volume and price across all markets, especially in Europe and followed by the US. The international crisis along with the currency devaluation of markets we serve have put a downward pressure over our prices in order to be competitive.

Our MDF molding sales experienced a sharp decline in volume mainly due to a lower activity in the US and Canadian construction markets, however prices remained stable.

On a brighter side, the Mexican and Latin American markets have remained relatively stable, with enough sales volume of MDF and Hardboard to maintain our production lines fully operating and in line with plans.

So far, the present year has evidenced a deepening of the international economic downturn, which has strongly impacted negatively Arauco’s Panels Division. We expect this situation to continue during the next quarter and show signs of recovery over the second half of 2009.

EBIT

Arauco’s EBIT for the first quarter of 2009 reached U.S. $ 40 million, decreasing 83.7% from the U.S. $ 244 million obtained in the first quarter of 2008. This is a consequence of an important decrease in sales volume and prices of all product lines: pulp sales decreased by 23.3%, panel sales decreased by 25.2% and sawn timber sales decreased by 45.5%. This negative effect was partially offset by a lower cost of sales explained by lower sales volume and unitary cost of pulp.

Overall, total cost per ton of pulp was 7% lower than that of the first quarter of 2008, reflecting Arauco’s stringent cost management and favorable market conditions for raw materials. The main unitary cost of pulp items that have decreased were energy and fuels, with a 42% of reduction and maintenance with a 17%, mainly led by the fall of oil price and a depreciation of the Chilean peso, respectively.

EBITDA

Consolidated EBITDA for the first quarter of 2009 reached U.S. $126 million, a 63.6% decrease when compared to the U.S. $348 million for the same period of 2008 (Figure 4). This decrease is explained mainly by a lower EBIT as a result of a deterioration of the global economy. EBITDA’s reduction is principally due to a lower Pulp and Panels Divisions’ EBITDA, which decreased by 76.7% and 60.0% respectively.

Consolidated EBITDA for this quarter was 20.4% lower than the US$159 million EBITDA for the previous quarter (Figure 5). The explanation for this change is a decrease of 68.3%, 37.2% and 35.7% in the EBITDA of the Sawn Timber, Panels and Forestry Divisions respectively, partially offset by an increase of 57.1% in the Pulp’s EBITDA which is mainly explained by a reduction in cash costs.

Net Income

Net Income for the first quarter of 2009 reached U.S. $14 million (Figure 6), a decrease of 92.7% compared to the U.S. $187 million obtained in the first quarter of the previous year. This decrease is the result of a decline of 83.7% in the EBIT, together with higher Foreign Exchange Losses produced by the depreciation of the Chilean Peso and the Brazilian Real, those being the two most important currencies for the foreign exchange loss. This negatively affected the assets that were registered in both currencies. This negative effect was offset by lower Income Taxes.

Interim Review Q109 Results	June 1st, 2009

Production

Compared to the first quarter of 2008, production volume during this quarter increased 3.0% in pulp, while the sawn timber and panels divisions decreased their production by 29.6% and 1% respectively (Figure 8).

This increase in production of pulp is explained mainly by the operation at full capacity of the Valdivia Mill, which started in March of 2008 to increase production from 440,000 Adt/year to 550,000 Adt/year. Valdivia reached its new full capacity by June of 2008.

Sawn timber production was affected the closure of the Lomas Coloradas, Coronel and Coelemu sawmills, due to the lower demand of sawn timber produced by the global economic crisis.

Compared to the previous quarter, production of sawn timber and panels decreased by 10.9% and 5.5% respectively, and pulp’s production remained almost constant at their normal levels. Sawn timber production decreased mainly by lower demand, while in the Panels’ Trupan plant, our demand shifted towards a mix of MDF subproducts that required on average longer production times, affecting overall volume output.

Interim Review Q109 Results	June 1st, 2009

CONSOLIDATED BALANCE SHEET ANALYSIS

Assets

Current Assets reached U.S. $2,208 million as of March 31 2009, a 12.5% increase compared to the fourth quarter of 2008. This growth is the result of an increase in the Fair Value of Financial Assets and an increase in Cash and Equivalents due to the issuance of bonds in the local market in March 2009.

Fixed Assets reached U.S. $8,276 million as of March 31st, remained almost constant compared with Fixed Assets at December 31 2008.

Liabilities

Total Current Liabilities reached U.S. $899 million during the first quarter of 2009, an increase of 10.6% compared to the U.S. $813 million for the fourth quarter of 2008. This increase is explained mainly by an increase in Short term Debt resulting from new pre-exporting financing debt issued during the first quarter 2009.

Long Term Liabilities reached U.S. $3,588 million at the end of the first quarter of 2009, an increase of 4.97% compared to the U.S. $3,418 million for the fourth quarter of 2008 to the issuance of the U.S. $143 million bond in March 2009.

FINANCIAL DEBT

US$ million	December 2008	March 2009
Short term financial debt	373	446
Long term financial debt	2.279	2.423

TOTAL FINANCIAL DEBT	2.652	2.869

Cash and cash equivalents	108,0	181,4
Financial Assets at Fair Value less derivatives	59,3	181,5

NET FINANCIAL DEBT	2.485	2.506

Shareholders Equity

Arauco’s Shareholders’ Equity reached U.S. $5,878.4 the first quarter of 2009 that represents an increase of U.S. $ 10 million compared to December 31st 2008. This increase is mainly explained due to the net income of this period.

Interim Review Q109 Results	June 1st, 2009

Main Financial Ratios of Arauco:

FINANCIAL RATIOS

	Q1/08		FY 2008		Q1/09
Profitability
Gross margin	43,4%		37,2%		27,0%
Operating margin	25,4%		17,9%		6,0%
EBITDA margin	35,6%		30,5%		19,1%
ROA (EBIT / Total Assets)	—		6,6%		1,5%
ROCE (EBIT (1 - tax rate) / Total Capitalization)	—		6,2%		1,4%
ROE (Net Income / Equity)	—		6,9%		0,9%
Leverage
Interest Coverage Ratio (EBITDA / Interest Expenses)	6,9	x	6,2	x	3,0	x
Net Financial Debt / EBITDA	—		2,2	x	5,0	x
Total Financial Debt / Total Capitalization	—		0,3	x	0,3	x
Net Financial Debt / Total Capitalization	—		0,3	x	0,3	x
Total Financial Debt / Equity	—		44,3%		47,8%
Net Financial Debt / Equity	—		41,5%		41,8%

Key Exchange Rates for the U.S. Dollar (closing rate)

	Q4/07	Q1/08	Q2/08	Q3/08	Q4/08	Q1/09
CLP (CLP/USD)	496,9	437,7	526,1	551,3	636,5	583,3
ARS (ARS/USD)	3,15	3,17	3,02	3,13	3,45	3,71
BRL (BRL/USD)	1,78	1,76	1,60	1,91	2,31	2,32
EUR (USD/EUR)	1,48	1,58	1,58	1,41	1,40	1,33

Interim Review Q109 Results	June 1st, 2009

First Quarter Events

In March, 2009 the Chilean Environmental Authority approved an increase of 20% in the capacity of the Nueva Aldea Pulp Mill.

This approval, consequence of an outstanding environmental performance, will allow the Nueva Aldea Pulp Mill to operate at full capacity to 1,030,000 Adt/year from 856,000 Adt/year. The mill started increasing its capacity in mid March and today is operating at the new authorized capacity.

This increase in production, together with the high efficiency of this mill, will reduce its production costs and an improvement in its EBITDA generation.

Arauco issued two local bonds in Chile for 4,000,000 UF (approx. U.S. $142 million)

On March 18, 2009, Arauco issued two series of bonds for approximately U.S. $142 in the local market.

The first bond, of 2,000,000 UF (unit of account used in Chile), was issued at a yield of 4.54% with a maturity of 21 years and a grace period of 10 years. The spread over the BCU-20 (Chilean Treasury Bond) was 155 basis points.

The second bond, of 2,000,000 UF, was issued at a yield of 3.35%, a maturity of 5 years and a grace period of 2 years. This bond was issued with a spread over the BCU-5 of 171 basis points.

Both series of bonds received a local rating of AA by Fitch Ratings and Feller-Rate (Strategic Affiliate of Standard & Poor’s).

Other Relevant Events after First Quarter of 2009:

On April 2009, Arauco started to build the expansion of the Viñales sawmill adding 140,000 cubic meters of production capacity.

Arauco decided to increase the installed capacity of the Viñales sawmill, one of its most cost-competitive plants, as part of the company’s plan to consolidate production towards its most efficient facilities. Once the capacity increase is completed, the sawmill will increase its annual production capacity from 240,000 to 380,000 cubic meters.

Arauco acquired the main assets of the Spanish Grupo Empresarial ENCE in Uruguay through a Joint Venture with Stora Enso.

In a Board of Directors meeting held on 16 May, 2009, the company approved the agreement for its subsidiary Arauco International S.A., jointly and in equal parts with the Finnish-Swedish transnational company Stora Enso, to acquire the subsidiary companies of the Spanish Grupo Empresarial ENCE S.A. in Uruguay. The before mentioned subsidiaries are Eufores S.A., Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The total value of the transaction is US$ 343,000,000 and Arauco will concur with 50% of that amount. The purchase agreement was subscribed by all the parties involved on May 17th 2009.

The main assets included in this transaction are 130,000 hectares of land owned by ENCE, of which 73,000 are covered with plantation forests, plus 13,000 hectares under agreements with third party owners, of which 7,000 are planted, all located in the central and western part of Uruguay and its industrial sites in Punta Pereira and M’Bopicuá, in addition to a river barge terminal, a woodchip mill and a forestry nursery.

The materialization of the purchase agreed with ENCE, to which Stora Enso and Arauco intend to add the 74,000 and 39,000 hectares of land and plantations they currently own respectively, will allow these two companies to create a joint land and forest assets base of approximately 255,000 hectares of land, of which 123,000 hectares are already planted.

These assets provide a strategic base to consider building a pulp mill in Uruguay in the future.

Interim Review Q109 Results	June 1st, 2009

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	Q1 2008	Q1 2009
Net Sales	961,2	660,1
Cost of sales	(543,6)	(482,2)
Gross Margin	417,6	177,9
Selling and administrative expenses*	(173,8)	(138,1)

EBIT	243,8	39,8

Other operating Income	17,5	45,8
Other Costs and Expenses	(6,8)	(11,1)
Interest Expenses	(49,5)	(41,6)
Income on investments in related companies	0,9	1,1
Foreing exchange gains (loses)	29,6	(9,8)
Gain (Loss) for writeoff in non-current assets not hold for sale	(0,6)	(3,0)
Other non-operating Income	0,2	0,0
Income before taxes	235,1	21,3
Income taxes	(45,6)	(7,2)

Net Income before minority interest	189,5	14,2
Minority interest	2,4	0,6

Net income for the year	187,1	13,6

*	Selling and administrative expenses = marketing costs +distribution costs +administration expenses

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

Interim Review Q109 Results	June 1st, 2009

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

US$ Million	31/12/2008	31/03/2009
Cash and cash equivalents	108,0	181,4
Financial Assets at Fair Value	67,0	195,0
Accounts receivable	588,8	571,5
Inventories	699,4	690,9
Biological assets	268,3	287,2
Other current assets	231,5	281,9

Total Current Assets	1.963,0	2.208,0

Property, plant and equipment	4.606,9	4.634,7
Non current Biologic Assets	3.382,9	3.365,1
Other non current assets	267,6	276,5

Total Fixed Assets	8.257,4	8.276,3

TOTAL ASSETS	10.220,5	10.484,3

Short term financial debt	372,6	446,0
Commercial creditors and other accounts payable	309,5	305,6
Other current liabilities	130,8	147,3

Total Current Liabilities	812,9	899,0

Long term financial debt	2.279,3	2.423,2
Deferred tax liability	1.090,9	1.115,9
Other non current liabilities	48,0	49,0

Total Long Term Liabilities	3.418,2	3.588,1

Controller shareholder’s equity	5.868,8	5.878,4

Minority Interest	120,6	118,7

Total Shareholder’s Equity	5.989,4	5.997,1

TOTAL LIABILITIES AND EQUITY	10.220,5	10.484,3

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

Interim Review Q109 Results	June 1st, 2009

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	Q1 2008	Q1 2009
Collection of accounts receivables	981,5	769,9
Payments of suppliers and personnel (less)	(804,4)	(682,6)
Other expenses paid (less)	43,5	50,2
Dividends and other distributions received	0,0	0,0
Interest paid (less)	(49,2)	(42,5)
Income tax paid (less)	(28,2)	(20,2)

Net cash provided by (used in) operating activities	143,2	74,8

Capital Expenditures	(107,0)	(96,7)
Other investment cash flow	(2,2)	1,4

Net cash provided by (used in) investing activities	(109,2)	(95,3)

Debt issuance	228,6	450,9
Debt repayment	(190,9)	(236,0)

Net cash provided by (used in) financing activities	37,7	214,9

Total positive (negative) cash flow of the period	71,6	194,3

Effect of inflation on cash and cash equivalents	6,0	1,3
Cash and cash equivalents at beginning of the period	267,8	167,3

Cash and cash equivalents at end of the period	345,5	362,9

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

Interim Review Q109 Results	June 1st, 2009

For further information, please contact:

Valentina Concha	Bárbara Delso
valentina.concha@arauco.cl	barbara.delso@arauco.cl
Phone: (56-2) 461 72 83	Phone: (56-2) 461 72 93

Fax: (56-2) 461 75 41
www.arauco.cl

DISCLAIMER

Following regulations issued by the Chilean Securities and Exchange Commission, Arauco changed its accounting standards to IFRS on January 1st, 2009. As our first report under IFRS, for comparability purposes we have disclosed only the periods available under IFRS, when applicable. Those periods are first quarter 2008 and first quarter 2009 for the Consolidated Income Statement, December 31st 2008 and March 31st 2009 for the Consolidated Balance Sheet and first quarter 2008 and first quarter 2009 for the Consolidated Statement of Cash Flows. Other periods showed in this report are presented in accordance with Chilean generally accepted accounting principles (Chilean GAAP) and were used in order to compare the evolution of Arauco’s performance.

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “US$” are to United States dollars.

Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

This report is unaudited.